# SEC Schedule 13D/A (Amendment No. 17) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ENZON PHARMACEUTICALS, INC., CIK 0000727510
CUSIP: 293904108
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 20 Commerce Drive (Suite 135), Cranford, New Jersey (NJ), 07016
Date of event which requires filing of this statement: 10/24/2025
Amends the filing with accession number 0000950123-08-002960
Filed by CIK 0000921669
Persons authorized to receive notices and communications: Jesse Lynn, Esq., Icahn Capital LP, 16690 Collins Avenue, Suite PH-1, Sunny Isles Beach, Florida (FL), 33160, 305-442-4000; Joshua Apfelroth, Proskauer Rose LLP, Eleven Times Square, New York, New York (NY), 10036, 212-969-3000; Louis Rambo, Proskauer Rose LLP, 1001 Pennsylvania Ave. NW, Suite 600, Washington, District Of Columbia (DC), 20004, 202-416-6800

## Reporting persons
- CARL C ICAHN (CIK 0000921669): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 36,056,636; sole dispositive power 0; shared dispositive power 36,056,636; aggregate amount beneficially owned 36,056,636 (48.6% of the class)
  Comment: The Reporting Person may also be deemed to beneficially own shares of Preferred Stock.
- ICAHN ENTERPRISES HOLDINGS L.P. (CIK 0001034563): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 36,056,636; sole dispositive power 0; shared dispositive power 36,056,636; aggregate amount beneficially owned 36,056,636 (48.6% of the class)
  Comment: The Reporting Person may also be deemed to beneficially own shares of Preferred Stock.
- ICAHN ENTERPRISES G.P. INC. (CIK 0001257324): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 36,056,636; sole dispositive power 0; shared dispositive power 36,056,636; aggregate amount beneficially owned 36,056,636 (48.6% of the class)
  Comment: The Reporting Person may also be deemed to beneficially own shares of Preferred Stock.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: ENZON PHARMACEUTICALS, INC.
Address of issuer's principal executive offices: 20 Commerce Drive (Suite 135), Cranford, New Jersey (NJ), 07016
Comment: This statement constitutes Amendment No. 17 to the Schedule 13D relating to the shares of Common Stock, par value $0.01 per share (the "Shares"), issued by Enzon Pharmaceuticals, Inc., a Delaware corporation (the "Issuer"), and amends the Schedule 13D relating to the Shares filed on March 14, 2008 (as previously amended, the "Original 13D"), on behalf of the Reporting Persons (as defined in Item 2 of Amendment No. 16 to the Schedule 13D). Capitalized terms used herein and not otherwise defined have the respective meanings ascribed thereto in the Original 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original 13D is hereby amended and supplemented as follows:

Amendment to the Agreement and Plan of Merger of the Issuer and Viskase

On October 24, 2025, the Issuer, Merger Sub, and Viskase entered into an amendment to the Merger Agreement (the "Merger Agreement Amendment"). Pursuant to the terms of the Merger Agreement Amendment, the parties to the Merger Agreement agreed, among other things, to the following:

(i) an adjustment to the exchange ratio as calculated under the Merger Agreement for the exchange of each share of Viskase Common Stock issued and outstanding immediately prior to the Merger (other than shares held by holders that properly exercise dissenters rights, shares held in treasury, and shares held by the Issuer, Merger Sub, or a wholly owned subsidiary of Viskase, the Issuer, or Merger Sub) into Shares, such that the current Viskase stockholders will own 55% of the combined company following the Merger;

(ii) an adjustment to the exchange ratio for the exchange of each share of the Issuer's Series C Preferred Stock for Shares, to be based upon the 20-day volume weighted average price of the Shares prior to the execution of the Merger Agreement Amendment (the "20-Day VWAP");

(iii) a reduction in the minimum amount of cash that the Issuer is required to have at Closing;

(iv) the Issuer effecting a 1-for-100 reverse stock split with respect to all Shares prior to the effective time of the Merger;

(v) an extension to the date on which either party may terminate the Merger Agreement if the Merger has not yet occured from 11:59 p.m. Eastern Time on December 31, 2025 to 11:59 p.m. Eastern Time on March 31, 2026;

(vi) with respect to each of the Issuer and Merger Sub (each, a "Waiving Party"), waive, consent to and release (a) any inaccuracy in, breach of or failure to comply with any representation, warranty, covenant or agreement of Viskase in the Merger Agreement, to the extent known to such Waiving Party as of the date of the Merger Agreement Amendment (each, a "Viskase Breach") and (b) any fact, event, circumstance or condition giving rise to a Viskase Breach, in each case to the extent known to such Waiving Party as of the date of the Merger Agreement Amendment and occurring or existing on or prior to such date; and

(vii) a modification to the definition of "Viskase Material Adverse Effect" in the Merger Agreement to provide that, if the Issuer, Merger Sub or any of their respective representatives knew of the material facts of a matter prior to the date of the Merger Agreement Amendment, then no effect, change, event or occurrence arising out of, or resulting from such facts shall constitute a Viskase Material Adverse Effect for all purposes under the Merger Agreement; provided that, for the avoidance of doubt, a Viskase Material Adverse Effect may result from facts that the Issuer, Merger Sub or any of their respective representatives become aware of after the date of the Merger Agreement Amendment

The foregoing description does not purport to be complete, and is qualified in its entirety by reference to the complete text of the Merger Agreement Amendment, a copy of which is attached as Exhibit 99.1 hereto and incorporated herein by reference.

IEH Support Agreement

In connection with the execution and delivery of the Merger Agreement Amendment, on October 24, 2025 Icahn Enterprises Holdings and certain of its affiliates entered into an amendment to the IEH Support Agreement (the "Support Agreement Amendment") with the Issuer and Viskase. Pursuant to the terms of the IEH Support Agreement (as amended by the Support Agreement Amendment), Icahn Enterprises Holdings agreed to, among other things, (i) deliver or cause the delivery of written consents with respect to all of the issued and outstanding Shares held by Icahn Enterprises Holdings and its affiliates approving the Merger and the amendment to the Issuer's certificate of incorporation, and (ii) exchange all of the shares of Series C Preferred Stock held by Icahn Enterprises Holdings and its affiliates into Shares prior to the consummation of the Merger, based on the full liquidation preference of such shares of Series C Preferred Stock and the 20-Day VWAP.

The foregoing description does not purport to be complete, and is qualified in its entirety by reference to the complete text of the Support Agreement Amendment, a copy of which is attached as Exhibit 99.2 hereto and incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original 13D is hereby amended and supplemented as follows:

The disclosure set forth in Item 4 of this Schedule 13D is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The exhibit list in Item 7 of the Original 13D is hereby amended and supplemented by adding the following exhibits:

3. Merger Agreement Amendment, dated October 24, 2025 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Enzon Pharmaceuticals, Inc. on October 24, 2025)

4. Support Agreement Amendment, dated October 24, 2025 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Enzon Pharmaceuticals, Inc. on October 24, 2025)

## Signatures
- CARL C ICAHN: /s/ Carl C. Icahn, Carl C. Icahn (10/24/2025)
- ICAHN ENTERPRISES HOLDINGS L.P.: /s/ Ted Papapostolou, Ted Papapostolou, Chief Financial Officer (10/24/2025)
- ICAHN ENTERPRISES G.P. INC.: /s/ Ted Papapostolou, Ted Papapostolou, Chief Financial Officer (10/24/2025)